SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                ------------


                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)
                            (Amendment No. 1)1/



                       PACIFIC GATEWAY EXCHANGE, INC.
   ---------------------------------------------------------------------
                              (Name of Issuer)


                                COMMON STOCK
   ---------------------------------------------------------------------
                       (Title of Class of Securities)


                                  69432710
   ---------------------------------------------------------------------
                               (CUSIP Number)


                                   ------


-----------
1/          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69432710                13G          Page 2 of 5 Pages
------------------------------                 ------------------------------

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Howard A. NeckowitzSS# ###-##-####
------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                (b)   [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
------------------------------------------------------------------------------
  NUMBER OF        5     SOLE VOTING POWER                          3,803,033
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      6     SHARED VOTING POWER                              -0-
OWNED BY EACH      -----------------------------------------------------------
  REPORTING        7     SOLE DISPOSITIVE POWER                     1,663,236
 PERSON WITH       -----------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER                      238,826
------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                3,803,033
------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                   [x]
------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         20.0%
------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       Page 3 of 5 Pages

Item 1(a). Name of Issuer:  PACIFIC GATEWAY EXCHANGE, INC.
           --------------
Item 1(b). Address of Issuer's Principal Executive Offices:  533 Airport
           Blvd., Suite 505, Burlingame, California 94010

Item 2(a). Name of Person Filing:  Howard A. Neckowitz.
           ---------------------
Item 2(b). Address of Principal Business Office or, if None, Residence:
           533 Airport Blvd., Suite 505, Burlingame, California 94010

Item 2(c). Citizenship:  United States of America.
           -----------
Item 2(d). Title of Class of Securities:  Common Stock
           ----------------------------
Item 2(e). CUSIP Number:  69432710
           ------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not applicable, filed pursuant to Rule 13d-1(c)

           (a) [ ] Broker or dealer registered under Section 15 of the Act,

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

           (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                       Page 4 of 5 Pages

Item 4. Ownership: As of December 31, 1997, Howard A. Neckowitz beneficially owned an aggregate of 3,803,033 shares of Common Stock of the Company which represented approximately 20.0% of the outstanding shares. The shares beneficially owned by Mr. Neckowitz include (1) 88,236 shares issuable upon the exercise of stock options that are either currently exercisable or will be exercisable within 60 days and (2) 75,000 shares of restricted stock. The shares beneficially owned by Mr. Neckowitz also include (1) 119,640 shares held by his wife, (2) 96,045 shares held by the Howard A. & Cheryl Neckowitz Family Trust, a trust of which he is co-trustee,(3) 23,141 shares held by the Genisis Foundation, a charitable trust of which he is a co-trustee and (4) 196,191 shares held in an exchange fund. The shares held by Mr. Neckowitz's wife, the Howard A. & Cheryl Neckowitz Family Trust, the Genisis Foundation and the exchange fund are subject to an irrevocable proxy granting Mr. Neckowitz the right to vote such shares. Mr. Neckowitz disclaims beneficial ownership of such shares owned by his wife, the Howard A. & Cheryl Neckowitz Family Trust, the Genisis Foundation and the exchange fund. The shares beneficially owned by Mr. Neckowitz further include 1,609,780 shares held by Ronald L. Jensen and 100,000 shares held by the Ronald L. Jensen Foundation Trust for which Mr. Neckowitz has been given an irrevocable proxy to vote such shares until July 31, 2003 or until either party terminates the proxy after July 31, 1999 pursuant to the terms of the proxy or if earlier, the date upon which Mr. Neckowitz becomes unable to perform his duties as an officer of the Company due to his voluntary resignation, termination for cause, long-term disability, physical incapacity or death. As such a proxy holder, Mr. Neckowitz may be deemed to be the beneficial owner of such shares, but Mr. Neckowitz disclaims beneficial ownership of all such shares.

Item 5.  Ownership of Five Percent or Less of a Class:  Not Applicable.
         --------------------------------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8.  Identification and Classification of Members of the Group:  Not
         Applicable.

Item 9.  Notice of Dissolution of Group:  Not Applicable.
         ------------------------------

Item 10. Certification:  Not Applicable.

                                                       Page 5 of 5 Pages

                               SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: 2/13/98            /s/ Howard A. Neckowitz
                         ------------------------
                            Howard A. Neckowitz